SECU  SSION

08030049

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1/1/07_ AND ENDING _12/31/07_
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Invescor Wholesale BD, Inc._

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32901 Middlebelt Road, Suite 700
(No. and Street)

Farmington Hills   _Michigan_   _48334_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Leibowitz   _248-737-6989_
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kessler, Charles P.
(Name – if individual, state last, first, middle name)

31800 Northwestern Hwy.   _Farmington Hills,_   _MI_   _48334_
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Michael Leibowitz_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Invescor Wholesale BD, Inc._____, as
of ___February 15,_____, 20_08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESCOR WHOLESALE BD, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2007

INVESCOR WHOLESALE BD, INC.

TABLE OF CONTENTS

KESSLER & ASSOCIATES, P.C.
31800 NORTHWESTERN HIGHWAY, SUITE 110
FARMINGTON HILLS, MICHIGAN 48334
(248)-855-4224

INDEPENDENT AUDITOR'S REPORT

February 15, 2008

To the Board of Directors and Stockholders of:
INVESCOR WHOLESALE BD, INC.
32901 MIDDLEBELT ROAD
SUITE 700
FARMINGTON HILLS, MI 48334

We have audited the accompanying balance sheet of INVESCOR WHOLESALE BD, INC. (a Michigan Corporation) as of December 31, 2007, and the related statements of income and retained earnings and cash flows for the year then ended, in accordance with Statements on Standards for Accounting and Auditing Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCOR WHOLESALE BD, INC. as of December 31, 2007, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

KESSLER & ASSOCIATES, P.C.

INVESCOR WHOLESALE BD, INC.
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS
Cash in Bank $ 20,546

Total Current Assets   20,546

TOTAL ASSETS $ 20,546

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts Payable $ 159

Total Current Liabilities   159

STOCKHOLDER'S EQUITY
Capital Stock   25,000
Capital Contribution   1,000
Dividend Distribution   -95,000
Retained Earnings   89,387

Total Stockholder's Equity   20,387

**TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY** $ 20,546

INVESCOR WHOLESALE BD, INC.
STATEMENT OF RETAINED EARNINGS
As of December 31, 2007

	12 Months Ended December 31, 2007
Beginning of Period	$ (7,886.60)
Net Income	$ 97,273.19
RETAINED EARNINGS END OF YEAR	$ 89,386.59

INVESCOR WHOLESALE BD, INC.
INCOME STATEMENT
For the Year Ended December 31, 2007

	December 31, 2007	%
Revenue		
Sales	$ 704,544.71	100.00
Operating Expenses		
Bank Charges	50.43	0.01
Computer Supply & Service	2,700.00	0.38
Commissions	352,006.75	49.96
Compliance Services	33,315.00	4.73
Dues and Licenses	7,592.00	1.08
Education	150.00	0.02
Insurance - General	462.00	0.07
Legal and Accounting	30,219.34	4.29
Licenses and Permits	15,005.00	2.13
Management Fees	199,077.00	28.26
Recruiting	1,664.00	0.24
Registration Fees	30.00	0.00
Total Operating Expenses	642,271.52	91.16
Net Operating Income	$ 62,273.19	8.84
Other Income		
Other Income	$ 35,000.00	4.97
Net Income	$ 97,273.19	13.81

INVESCOR WHOLESALE BD, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ 97,273.19
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(2,689.33)
Accrued Liabilities	0.00
Total Adjustments	(2,689.33)
Net Cash Provided By (Used in) Operating Activities	94,583.86
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase in Capital Stock	1,000.00
Dividends Paid	(95,000.00)
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(94,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	583.86
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,961.73
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 20,545.59

INVESCOR WHOLESALE BD, INC.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Total Assets	$ 20,546
Less Total Liabilities	159
Net Worth	$ 20,387
Less Nonallowable Assets	-
Tentative Net Capital	$ 20,387
Less Haircuts	-
Net Capital	$ 20,387
Minimum Net Capital Per Rule 15c3-1	5,000
Excess Net Capital	$ 15,387
Ratio of aggregate indebtedness to net capital	.77%

NOTE 1: NATURE OF OPERATIONS AND ACCOUNTING METHODS:

Summary of Significant Accounting Policies:

The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents:

The Company treats demand deposits, cash on hand, savings accounts subject to withdrawal without penalty, certificates of deposit, and similar instruments with a maturity of three months or less when acquired to be cash equivalents. The Company does not recognize marketable securities, held for investment, as cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes:

INVESCOR WHOLESALE BD, INC. was incorporated on June 9, 2005. The Company, with the consent of its stockholder, has elected to be an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 2: GOING CONCERN:

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. This basis assumes that assets will be realized and liabilities will be paid in the normal course of continuing operations. The realization of assets and payments of liabilities in the normal course of business will be dependent on future profitability and the future ability to generate sufficient cash. If the Company is unable to attain adequate profitability and/or cash flow, or if other adverse circumstances interrupt the continuity of the business, the realization of assets and the order of maturity of liabilities may be affected. As of December 31, 2007, the Company is following all of the required business and accounting principles of a going concern.

KESSLER & ASSOCIATES, P.C.
31800 NORTHWESTERN HIGHWAY, SUITE 110
FARMINGTON HILLS, MICHIGAN 48334
(248)-855-4224

Invescor Wholesale BD, Inc. is not subject to the reserve requirements of Rule 15c3-3 because they do not hold customer accounts, funds, or securities.

